December 24, 2008

Via EDGAR

Mr. Ruairi Regan

Ms. Mary Beth Breslin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States

Re:

Nidec Corporation
Form 20-F for the fiscal year ended March 31, 2008
Filed September 22, 2008

File No. 333-13896

Dear Mr. Regan and Ms. Breslin:

We respectfully submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) via letter dated November 26, 2008, relating to the annual report on Form 20-F of Nidec Corporation (“Nidec”) for the fiscal year ended March 31, 2008 (the “2008 Form 20-F”) filed on September 22, 2008.  For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

Form 20-F for the fiscal year ended March 31, 2008

1.

Tell us why the cover page of your period and current reports under Exchange Act section 13 refers to Commission file no. 1-5238, rather than the file number you use when electronically submitting your filings, 333-13896.

Response: Nidec respectfully advises the Staff’s that the Commission file No. 1-15238 was the file number initially assigned to Nidec when it filed its registration statement on Form 20-F in September 2001. Since then, Nidec had continued to refer to the Commission file No. 1-15238 on the cover page of all of its subsequent period and current reports. Nidec advises the Staff that will use the Commission No. 333-13896 in all of its future filings of period and current reports, starting with the amendment to the Form 20-F for the fiscal year ended March 31, 2008, referred to below.

2.

We note that you omitted paragraph (3) from the certification of Mr. Yasunobu Toriyama in Exhibit 12.2. A certification may be modified only in limited circumstances, such as those we noted in our comment letter dated October 10, 2007. Refer to Q&A 5 in Division of Corporation Finance: Sarbanes-Oxley Act of 2002 – Frequently Asked Questions (issued November 8, 2002, revised November 14, 2002), available on our website at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm. Your Form 20-F for the 2008 fiscal year must be accompanied by full, unmodified certifications. Please file an amended Form 20-F that includes the entire period report and new, complete certifications.

Response: Nidec respectfully acknowledges the Staff’s comment and advises the Staff that it is filing an amended Form 20-F for the 2008 fiscal year which includes the entire period report and new, complete certifications.

*  *  *  *  *

In connection with our responses to the Staff’s comments, Nidec acknowledges that:

•

Nidec is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

Nidec may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this response letter or any further comments, please do not hesitate to contact Mr. Teshima in Kyoto (Telephone: 81- 75 - 935-6200 ; Facsimile 81- 75-935-6201 ). You can also contact our counsel Ms. Sandra Treusdell of Sullivan & Cromwell LLP in Tokyo by telephone at 81-3-3213-6101 or by fax at 81-3-3213-6470. In the event you need to reach Ms. Treusdell during normal business hours in Washington, please feel free to call her at home in Tokyo at 81-3-6277-3189.

Very truly yours,

/s/ Shigenobu Nagamori
Shigenobu Nagamori
President, Chief Executive Officer and Representative Director Nidec Corporation

cc: Yoichiro Taniguchi, Esq. Sandra Treusdell, Esq. (Sullivan & Cromwell LLP)